Exhibit A
Luisa Roberto
Manager, Client Services
Telephone: 416.361.0930 ext. 224
Email: lroberto@equitytransfer.com
VIA ELECTRONIC TRANSMISSION
August 15, 2005
TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:
RE: METALLICA RESOURCES INC

We are pleased to confirm that copies of the following materials were mailed to shareholders on August 15, 2005.
          1. Second Quarter Report Six Months ended June 30, 2005 with MD
Yours Truly,
EQUITY TRANSFER SERVICES INC.
Per: